Exhibit 12.1

CALCULATIONS OF EARNINGS AVAILABLE TO COVER FIXED CHARGES

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands)
Earnings available to cover fixed charges	$(22,318)	$(28,334)	$(29,142)	$(24,999)	$(21,476)
Fixed charges	4,570	3,447	3,697	2,665	1,894

Ratio of earnings to fixed charges	$—	$—	$—	$—	$—

For all periods presented, earnings are insufficient to cover fixed charges. Coverage is deficient by the following amounts:
	$(26,888)	$(31,781)	$(32,839)	$(27,664)	$(23,370)

Calculation of earnings available:
Net loss	$(26,177)	$(32,279)	$(32,451)	$(27,494)	$(23,216)
Equity loss from investment in joint venture	48	165	209	151	44
Fixed charges	3,811	3,780	3,100	2,344	1,696

Earnings available to cover fixed charges	$(22,318)	$(28,334)	$(29,142)	$(24,999)	$(21,476)

Calculation of fixed charges:
Interest expense	$2,496	$2,454	$2,054	$1,333	$702
Interest expense on capital leases	7	2	19	14	16
Amortization of debt discount and deferred financing costs	893	930	711	706	709
Capitalized debt discount and deferred financing costs	759	(333)	597	321	198
Rent expense estimated interest	415	394	316	291	269

Total Fixed charges	$4,570	$3,447	$3,697	$2,665	$1,894